Exhibit 15.1

To the Board of Directors and Stockholders of Freeport-McMoRan Inc.

We are aware of the incorporation by reference in the Registration Statement (Form S-4) of Freeport-McMoRan Inc. for the registration of:

•	$179,127,000 in aggregate principal amount of 6.125% Senior Notes due 2019 and related guarantee,

•	$552,107,000 in aggregate principal amount of 6.50% Senior Notes due 2020 and related guarantee,

•	$228,133,000 in aggregate principal amount of 6.625% Senior Notes due 2021 and related guarantee,

•	$403,707,000 in aggregate principal amount of 6.75% Senior Notes due 2022 and related guarantee, and

•	$728,030,000 in aggregate principal amount of 6.875% Senior Notes due 2023 and related guarantee,

of our report dated May 5, 2017 relating to the unaudited consolidated interim financial statements of Freeport-McMoRan Inc. that is included in its Quarterly Report (Form 10-Q) for the quarter ended March 31, 2017.

/s/ Ernst & Young LLP

Phoenix, Arizona

May 10, 2017